UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-3
                                (Amendment No. 4)


                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                             ITEC ATTRACTIONS, INC.
                              (Name of the Issuer)

                             ITEC ATTRACTIONS, INC.
                                  PAUL M. BLUTO
                                  L. ANN BLUTO
                       (Names of Persons Filing Statement)

                         Common Stock, $0.001 par value
                         (Title and Class of Securities)

                                   450328-10-9
                      (CUSIP Number of Class of Securities)

                              James G. Swensen, Jr.
                             SWENSEN & ANDERSEN PLLC
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                 (801) 364-7500
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                  With copy to:
              Paul M. Bluto, Chief Financial and Operating Officer,
                           c/o ITEC Attractions, Inc.,
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616
                                 (417) 335-3533.

This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.



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         c. [ ] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction:[ ]

CALCULATION OF FILING FEE


Transaction valuation (1): $650,091.69             Amount of filing fee: $130.02

(1) Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 2,407,747 shares of Common Stock will be acquired for cash in an amount equal to $0.27 per share. No securities are being acquired for non-cash consideration.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $130.02
         Form or Registration No.:  Schedule 13E-3
         Filing Parties:  ITEC Attractions, Inc.
         Date Filed: October 7, 2005

Introduction


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by (1) ITEC Attractions, Inc., a Nevada corporation (the "Company"), (2) Paul M. Bluto, and (3) L. Ann Bluto (Paul M. Bluto and L. Ann Bluto are referred to collectively as the "Other Filing Parties"),with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein. This Amendment No. 4 further amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on October 7, 2005, and amended by Amendment No. 1 filed on December 12, 2005, by Amendment No. 2 filed on January 19, 2006, and by Amendment No. 3 filed on February 13, 2006.


         Concurrently with the filing of this Schedule 13E-3, the Company and the Other Filing Parties are filing with the Commission their Preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed amendment to the Company's Articles of Incorporation to effectuate a 1-for-381,426 reverse stock split of shares of common stock, par value $0.001, of the Company. The Information Statement is in preliminary form and is subject to completion or amendment.

         The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of
Schedule 13E-3. The information contained in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the information contained in the Information Statement.

Item 1. Summary Term Sheet.
         Regulation M-A Item 1001

         The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SUMMARY TERM SHEET"

Item 2. Subject Company Information.
         Regulation M-A Item 1002

         (a) Name and Address. The name of the Company is ITEC Attractions, Inc. Its principal executive offices are located at 3562 Shepherd of the Hills Expressway, Branson, Missouri 65616, and its telephone number is 417-335-3533.

         (b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management"


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

         (c) Trading Market and Price. The information set forth in the Information Statement under the following captions is incorporated herein by reference.

              "OTHER INFORMATION - Market Prices of Common Stock and Dividend Policy"

         (d) Dividends. The information set forth in the Information Statement under the following captions is incorporated herein by reference.

              "OTHER INFORMATION - Market Prices of Common Stock and Dividend Policy"

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Fairness of the Reverse Stock Split"
              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 3.  Identity and Background of Filing Persons.
         Regulation M-A Item 1003

         (a) Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "OTHER INFORMATION - Background Information Concerning Filing Persons"

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "OTHER INFORMATION - Background Information Concerning Filing Persons"
              "OTHER INFORMATION - Background Information Concerning Directors, Executive Officers and Controlling Stockholders"

Item 4. Terms of the Transaction.
         Regulation M-A Item 1004

         (a) Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SUMMARY TERM SHEET"
              "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock
              Split"

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

              "SPECIAL FACTORS - Approval of the Reverse Stock Split By Our Board of Directors and Stockholders"
              "THE REVERSE STOCK SPLIT - Basic Terms"

         (c) Different Terms. Not applicable.

         (d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "APPRAISAL RIGHTS OF DISSENTING OWNERS"
              "APPENDIX B - TEST OF STATUTORY PROVISIONS GOVERNING RIGHTS OF DISSENTING STOCKHOLDERS, NRS 92A.300 to 92A.500"
              "APPENDIX C - FORM OF DEMAND FOR PAYMENT OF FAIR VALUE"

         (e) Provisions for Unaffiliated Stockholders. There are no provisions made by the Filing Persons in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements. Regulation M-A Item 1005

         (a) Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"
              "APPENDIX D - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"

         (b) Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (c) Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (e) Agreements Involving the Subject Company's Securities. None.

Item 6. Purpose of the Transaction and Plans or Proposals.
         Regulation M-A Item 1006

         (b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Procedure Following the Reverse Stock Split"

         (c) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SUMMARY TERM SHEET"
              "SPECIAL FACTORS - Effects of the Reverse Stock Split"
              "SPECIAL FACTORS - Additional Factors Considered by Our Board of Directors in Approving the Reverse Stock Split"
              "THE REVERSE STOCK SPLIT - Basic Terms"
              "THE REVERSE STOCK SPLIT - Conduct of Business After the Reverse Stock Split - Future Company Plans"

Item 7. Purposes, Alternatives, Reasons and Effects.
         Regulation M-A Item 1013

         (a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock
              Split"

         (b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock
              Split"

         (c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock
              Split"

         (d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Effects of the Reverse Split"
              "SPECIAL FACTORS - Material Federal Income Tax Consequences" "THE REVERSE STOCK SPLIT - Accounting Consequences"

Item 8. Fairness of the Transaction.
         Regulation M-A Item 1014

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

         (a) Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Fairness of the Reverse Stock Split"
              "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split"

         (c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Factors Disfavoring the Reverse Stock Split" "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (d) Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Other Offers"

Item 9. Reports, Opinions, Appraisals and Negotiations.
         Regulation M-A Item 1015

         (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Factors Favoring the Reverse Stock Split" "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Factors Favoring the Reverse Stock Split" "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.
         Regulation M-A Item 1007

         (a) Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (b) Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (c) Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (d) Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects
               of the Reverse Split"

Item 11. Interest in Securities of the Subject Company.
         Regulation M-A Item 1008

         (a) Security Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management"

         (b) Securities Transactions.

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 12. The Solicitation or Recommendation.
         Regulation M-A Item 1012

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Approval of the Reverse Stock Split By the Board of Directors and Stockholders"

         (e) Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

Item 13. Financial Statements.
         Regulation M-A Item 1010

         (a) Financial Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "SPECIAL FACTORS - Effects of the Reverse Stock Split"
              "THE REVERSE STOCK SPLIT - Accounting Consequences"
              "OTHER INFORMATION - Where You Can Find Additional Information" "APPENDIX D - Audited Financial Statements as of December 31, 2004 and 2003 and for each of the years then ended, Unaudited Financial Statements for the interim periods ended September 30, 2005 and 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations"

         (b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
         Regulation M-A Item 1009

         (a) Solicitation or Recommendations. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

              "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 15. Additional Information.
         Regulation M-A Item 1011

         (b) Other Material Information. The information set forth in the Information Statement and appendices thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits.
         Regulation M-A Item 1016

         Exhibit Number/Description

         (a) Information Statement of the Company incorporated by reference to Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on February 8, 2006.

         (b)(1) Revolving Note dated May 18, 2005 in the principal amount of $400,000 and payable to Ozark Mountain Bank incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(2) Commercial Pledge Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(3) Commercial Security Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.


         (c)(1) Valuation Report as of March 31, 2004 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on January 19, 2006.

         (c)(2) Valuation Report as of June 30, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(3) Fairness Opinion as of September 28, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(4) Consent of Houlihan Valuation Advisors for use of the Valuation Reports and the Fairness Opinion filed with this Amendment.


         (d)      None.

         (f)      None.

         (g)      None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         ITEC ATTRACTIONS, INC.


         Date: March 1, 2006             /s/ Paul E. Rasmussen
                                         Paul E. Rasmussen
                                         President and Chief Operating Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         PAUL M. BLUTO


         Date: March 1, 2006             /s/ PAUL M. BLUTO
                                         Name: Paul M. Bluto


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         L. ANN BLUTO


         Date: March 1, 2006             /s/ L. ANN BLUTO
                                         Name: L. Ann Bluto

EXHIBIT INDEX

         (a) Information Statement of the Company incorporated by reference to Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on February 8, 2006.

         (b)(1) Revolving Note dated May 18, 2005 in the principal amount of $400,000 and payable to Ozark Mountain Bank incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(2) Commercial Pledge Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(3) Commercial Security Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.


         (c)(1) Valuation Report as of March 31, 2004 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on January 19, 2006.

         (c)(2) Valuation Report as of June 30, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(3) Fairness Opinion as of September 28, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(4) Consent of Houlihan Valuation Advisors for use of the Valuation Reports and the Fairness Opinion filed with this Amendment.


         (d)      None.

         (f)      None.

         (g)      None.




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
                           Houlihan Valuation Advisors


                                                   March 1, 2006


Board of Directors
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, Missouri 65616

         Re:      Fairness Opinion dated September 28, 2005

Dear Board of Directors:

         As provided by the referenced Fairness Opinion, Houlihan Valuation Advisors hereby consents to the Company's use of the valuation reports provided to it by Houlihan Valuation Advisors and the referenced Fairness Opinion in the Company's filings with the Securities and Exchange Commission and to the Company making the valuation reports and the Fairness Opinion available for use by the Company's shareholders in conjunction with the going private transaction.

HOULIHAN VALUATION ADVISORS

/s/ Ricardo Miranda                                               March 1, 2006
Ricardo Miranda, PRINCIPAL                                           DATE




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